CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-02791, 333-09395, 333-83799, 333-83801, 333-83803, 333-83805, 333-58646, 333-107404, and 333-125604 of Mesa Air Group, Inc. on Form S-8 and Registration Statement Nos. 333-108490 and 333-115312 on Form S-3 of our report dated June 17, 2009, relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the estimation of fair value of certain plan investments) of the Mesa Air Group, Inc. 401(k) Plan appearing in this Annual Report on Form 11-K of Mesa Air Group, Inc. 401(k) Plan for the year ended September 30, 2008.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 25, 2009